Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 15 DATED JULY 17, 2023
TO THE PROSPECTUS DATED JULY 26, 2022

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated July 26, 2022 as supplemented by supplement no. 12 dated April 14, 2023, supplement no. 13 dated May 15, 2023, and supplement no. 14 dated June 16, 2023. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of August 1, 2023;
•the calculation of our June 30, 2023 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•declaration of distributions for the month of July;
•correct information regarding our cash flows from operations and related information regarding our source of funding for distributions; and
•updated experts information.

August 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of August 1, 2023 (and repurchases as of July 31, 2023) is as follows:

Transaction Price (per share)
Class T	$17.4638
Class D	$17.4638
Class I	$17.4638

The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2023. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2023 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The June 30, 2023 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of June 30, 2023 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of June 30, 2023 and May 31, 2023:

	As of
Components of NAV*	June 30, 2023	May 31, 2023
Investments in Multifamily Operating Properties	$2,305,415,236	$2,317,927,952
Investments in Multifamily Development Properties	126,851,552	126,022,526
Investments in Real-estate Related Structured Investments	76,982,487	73,756,960
Investments in Land Held for Development	88,983,812	88,703,373
Operating Company and Other Net Current Assets	5,503,759	3,339,142
Cash and Cash Equivalents	15,867,984	14,950,250
Secured Real Estate Financing	(1,221,588,552)	(1,216,840,612)
Subordinated Unsecured Notes	(42,433,000)	(42,433,000)
Preferred Equity	(188,340,027)	(174,289,578)
Accrued Performance Participation Allocation	—	—
Net Asset Value	$1,167,243,251	$1,191,137,013
Fully-diluted Shares/Units Outstanding	66,837,905	67,061,370

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2023 and May 31, 2023:

	Class
	T	D	I	A	OP(1)	Total
As of June 30, 2023
Monthly NAV	$90,119,283	$3,401,744	$75,987,890	$432,719,845	$565,014,489	$1,167,243,251
Fully-diluted Outstanding Shares/Units	5,160,350	194,789	4,351,168	24,778,115	32,353,483	66,837,905
NAV per Fully-diluted Share/Unit	$17.4638	$17.4638	$17.4638	$17.4638	$17.4638
As of May 31, 2023
Monthly NAV	$92,249,923	$3,148,508	$76,216,967	$443,255,035	$576,266,580	$1,191,137,013
Fully-diluted Outstanding Shares/Units	5,193,698	177,262	4,291,038	24,955,391	32,443,981	67,061,370
NAV per Fully-diluted Share/Unit	$17.7619	$17.7619	$17.7619	$17.7619	$17.7619

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the June 30, 2023, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.30%	5.09%
Development Assets	6.22%	5.00%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.4%	2.1%
	0.25% increase	(2.4)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	3.8%	3.6%
	0.25% increase	(3.3)%	(3.3)%

* Presented as adjusted for our economic ownership percentage in each asset.

Declaration of Distributions

On July 17, 2023, our board of directors declared a distribution for the month of July of $0.06083333, or $0.73 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on July 31, 2023, to be paid in August 2023.

Statement of Cash Flows

Management identified an incorrect inclusion of non-cash offering costs in the financing cash outflows of the consolidated statement of cash flows for the year ended December 31, 2022 and the three months ended March 31, 2023. This non-cash item was also included in changes in accounts payable, accrued expenses, and other liabilities in the operating activity section of the consolidated statement of cash flows. The result was an overstatement of cash provided by operating activities and an understatement of cash provided by financing activities. Disclosure regarding cash flow from operations and the source of funding for distributions in the prospectus for this time period is superseded and replaced with the following:

For the three months ended March 31, 2023, and the year ended December 31, 2022, we paid aggregate distributions to common stockholders and limited partnership unit holders of $12.6 million and $44.4 million, including $11.9 million and $42.2 million of distributions paid in cash and $0.7 million and $2.2 million of distributions reinvested through our distribution reinvestment plan, respectively. Our net loss for the three months ended March 31, 2023 and the year ended December 31, 2022 was $17.9 million and $34.0 million, respectively. Cash flows used in operating activities were $20.7 million for the three months ended March 31, 2023, and cash flows provided by operating activities were $3.8 million for the year ended December 31, 2022. We funded our total distribution paid during the three months ended March 31, 2023, which includes net cash distributions and distribution reinvestment by stockholders, with $11.9 million from additional borrowings and $0.7 million of offering proceeds from issuance of common stock pursuant to the distribution reinvestment plan. We funded our total distributions paid during 2022, which includes net cash distributions and distributions reinvested by stockholders, with $18.6 million prior period cash provided by operating activities, $14.0 million from additional borrowings, and $9.6 million of offering proceeds.

Experts

The statements included in this supplement under “June 30, 2023 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.
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